Exhibit 99.1

Trillion Energy International Inc.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

(Unaudited – Stated in United States dollars)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements for Trillion Energy International Inc. (the “Company”) have been prepared by management in accordance with International Financing Reporting Standards (“IFRS”). These condensed consolidated interim financial statements, which are the responsibility of management, are unaudited and have not been reviewed by the Company’s auditors. The Company’s Audit Committee and Board of Directors have reviewed and approved these condensed consolidated interim financial statements. In accordance with the disclosure requirements of National Instrument 51-102 released by the Canadian Securities Administrators, the Company’s independent auditors have not performed a review of these condensed consolidated interim financial statements.

TRILLION ENERGY INTERNATIONAL INC.

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Interim Statements of Financial Position

(Expressed in U.S. dollars)

	Notes	March 31, 2026 (Unaudited)	December 31, 2025 (Audited)
ASSETS		$	$
Current assets
Cash and cash equivalents		240,738	430,313
Amounts receivable	4	38,058	737,753
Prepaid expenses and deposits	5	9,893	46,909
Assets held for sale	3	2,254,715	-
Total current assets		2,543,404	1,214,975

Oil and gas properties, net	6	-	721,403
Property and equipment, net	7	14,821	409,931
Long-term deposits		-	756,634
TOTAL ASSETS		2,558,225	3,102,943

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities	8,16	1,769,955	18,792,482
Loans payable	9,16	3,721,040	4,972,059
Convertible debt	10	11,952,785	11,823,815
Liabilities held for sale	3	24,900,715	-
Total current liabilities		42,344,495	35,588,356

Asset retirement obligation	11	-	6,412,057
TOTAL LIABILITIES		42,344,495	42,000,413

Stockholders’ deficiency
Share capital		79,611,590	79,611,590
Warrant and option reserve		7,231,527	7,228,089
Obligation to issue shares	12,16	75,028	54,042
Accumulated other comprehensive loss		(21,304,438)	(22,560,802)
Accumulated deficit		(105,399,977)	(103,230,389)
TOTAL STOCKHOLDERS’ DEFICIENCY		(39,786,270)	(38,897,470)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIENCY		2,558,225	3,102,943

Nature of operations (Note 1)

Commitments and Contingencies (Note 21)

Subsequent events (Note 22)

APPROVED BY THE BOARD OF DIRECTORS ON MAY 29, 2026:

“Sean Stofer”	“David Thompson”
Director	Director

See accompanying notes to condensed consolidated interim financial statements.

2

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in U.S. dollars)

(Unaudited)

		Three months ended
	Notes	March 31, 2026	(Re-presented) (1) March 31, 2025
Expenses		$	$
Depreciation	7	2,061	1,969
Stock-based compensation	13,14,15	3,438	–
General and administrative	17	543,311	399,577
Total expenses		548,810	401,546

Loss before other income (expenses)		(548,810)	(401,546)

Other income (expenses)
Interest (expense) income		(11)	1,530
Finance cost	9,10	(404,304)	(611,105)
Foreign exchange (loss) income		(40,036)	2,020
Gain on debt settlement	12	–	5,505
Gain on net monetary position	2	5	–
Total other expense		(444,346)	(602,050)

Net loss from continuing operations		(993,156)	(1,003,596)
Net (loss) income from discontinued operations, net of tax	3	(1,176,432)	3,199,278
Total net (loss) income		(2,169,588)	2,195,682

Other comprehensive income (loss) Items that may be reclassified subsequently to net income (loss):
Continuing operations:
Foreign currency translation		295,789	38,287
Discontinued operations:
Foreign currency translation – foreign subsidiary held for sale		960,575	(1,814,822)
Total other comprehensive income (loss)		1,256,364	(1,776,535)
Total comprehensive (loss) income		(913,224)	419,147

Total comprehensive (loss) income attributable to:
Continuing operations		(697,367)	(965,309)
Discontinued operations		(215,857)	1,384,456
Total comprehensive (loss) income		(913,224)	419,147

Loss (Earnings) per share
Basic and diluted from continuing operations		(0.02)	(0.03)
Basic and diluted from discontinued operations		(0.03)	0.10

Weighted average shares outstanding
Basic and diluted		41,624,407	32,237,096

(1) The comparative information has been re-presented to account for a discontinued operation (Note 3).

See accompanying notes to condensed consolidated interim financial statements.

3

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Interim Statements of Stockholders’ Equity

(Expressed in U.S. dollars)

(Unaudited)

	Shares	Share capital	Warrant and option reserve	Receivables for equity issued	Obligation to issue shares	Shares to be cancelled	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
		$	$	$	$	$	$	$	$
Balance, December 31, 2024	31,897,753	78,382,631	7,209,546	(90,425)	6,000	7,645	(17,356,701)	(54,009,488)	14,149,208
Stock issued for debt settlement	351,416	50,811	–	–	–	–	–	–	50,811
Stock issued for services	351,883	61,385	–	–	–	–	–	–	61,385
Net income and comprehensive income	–	–	–	–	–	–	(1,776,535)	2,195,682	419,147
Balance, March 31, 2025	32,601,052	78,494,827	7,209,546	(90,425)	6,000	7,645	(19,133,236)	(51,813,806)	14,680,551

Balance, December 31, 2025	41,624,407	79,611,590	7,228,089	–	54,042	–	(22,560,802)	(103,230,389)	(38,897,470)
Obligation to issue shares for services	–	–	–	–	20,986	–	–	–	20,986
Stock-based compensation – RSUs	–	–	3,438	–	–	–	–	–	3,438
Net loss and comprehensive loss	–	–	–	–	–	–	1,256,364	(2,169,588)	(913,224)
Balance, March 31, 2026	41,624,407	79,611,590	7,231,527	–	75,028	–	(21,304,438)	(105,399,977)	(39,786,270)

See accompanying notes to condensed consolidated interim financial statements.

4

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Interim Statements of Cash Flows

(Expressed in U.S. dollars)

(Unaudited)

	Three months ended
	March 31, 2026	March 31, 2025
OPERATING ACTIVITIES	$	$
Net income(loss) for the period	(2,169,588)	2,195,682

Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	3,438	–
Stock issued for services	20,986	61,385
Depletion	4,647	99,497
Depreciation	9,699	15,736
Accretion of asset retirement obligation	68,465	64,806
Accretion and accrued interest expense	412,609	615,137
Change in asset retirement obligation estimate	(80,467)	–
Unrealized foreign exchange loss	1,165,927	1,017,064
Gain on revaluation for assets held for sale	–	(26,432)
Gain on debt settlement	–	(5,505)
Loss (gain) on net monetary position	89,012	(4,637,618)
Deferred tax expense	–	137,828

Changes in non-cash working capital items:
Amounts receivable	428,719	477,689
Prepaid expenses and deposits	(31,054)	186,354
Accounts payable and accrued liabilities	(69,908)	261,320
Net cash (used in) provided by operating activities	(147,515)	462,943

INVESTING ACTIVITIES
Oil and gas properties expenditures	–	(455,611)
Advances from JV Partners	–	300,741

Changes in non-cash working capital items:
Prepaid expenses and deposits	(26,132)	(117,243)
Accounts payable and accrued liabilities	478	34,337
Net cash used in investing activities	(25,654)	(237,776)

FINANCING ACTIVITIES
Repayments of loans payable	–	(487,821)
Lease payments	–	(6,300)
Net cash used in financing activities	–	(494,121)

Effect of exchange rate changes on cash and cash equivalents	(8,838)	(37,582)

Net decrease in cash and cash equivalents	(182,007)	(306,536)
Cash and cash equivalents, beginning of period	430,313	599,208
Cash and cash equivalents, end of period	248,306	292,672

Supplemental cash flow information
Interest paid on credit facilities	158,903	130,717

Non-cash investing and financing activities:
Stock issued for debt settlement	–	50,811
Stock issued for services	–	61,385

Refer to Note 3 for disclosure of cash flows attributable to discontinued operations.

See accompanying notes to condensed consolidated interim financial statements.

5

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars)

(Unaudited)

1.	Organization and going concern

Trillion Energy International Inc. and its consolidated subsidiaries, (collectively referred to as the “Company”) is a Canadian based oil and gas exploration and production company. Effective January 2022, the corporate headquarters moved to Suite 700, 838 West Hastings Street, Vancouver, B.C., Canada from Turan Gunes Bulvari, Park Oran Ofis Plaza, 180-y, Daire:54, Kat:14, 06450, Oran, Cankaya, Anakara, Turkey. The Company also has a registered office in Canada. The Company is incorporated in British Columbia. The Company’s shares trade on the OTCQB under the symbol “TRLEF” and trade on the Canadian Securities Exchange (the “Exchange”) under the symbol “TCF”.

On January 21, 2022, the Company redomiciled from Delaware to a British Columbia corporation by way of an amalgamation transaction with the Company’s British Columbian subsidiary, Trillion Energy Inc. (the “Repatriation Transaction”). Pursuant to the Repatriation Transaction, for every one common stock of Trillion Energy International Inc., the shareholders will receive one common stock of Trillion Energy Inc. The Company will continue to operate and report under the name of Trillion Energy International Inc.

As a result of the Repatriation Transaction, the Company meets the definition of a foreign private issuer, as defined under Rule 3b-4 of the Securities Exchange Act of 1934, as amended.

In April 2026, the Company consolidated its issued share capital on a ratio of five old common shares for every one new post-consolidated common share. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this share consolidation.

Discontinued operations:

During the period, the Company committed to a plan to dispose of its wholly-owned subsidiary, Park Place Energy Turkey (“PPE Turkey”), which holds the Company’s license interests in the SASB natural gas project and the Cendere oil field. Accordingly, the assets and liabilities of PPE Turkey have been classified as held for sale, and the results of PPE Turkey have been presented as a discontinued operation in these condensed consolidated interim financial statements in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. The consolidated interim statements of income (loss) and comprehensive income (loss) and the related notes for the comparative period have been re-presented to show the discontinued operation separately from continuing operations. In accordance with IFRS 5, the consolidated statement of financial position for the comparative period has not been re-presented.

Subsequent to the reporting date, in April 2026, the Company entered into a definitive agreement for the sale of all of the issued and outstanding shares of PPE Turkey. Further information regarding the discontinued operation and the subsequent sale agreement is provided in Note 3 and Note 22.

Going concern:

These condensed consolidated interim financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at March 31, 2026, the Company’s current liabilities exceeded its current assets by $39,801,091 ($17,155,091 excluding assets and liabilities held for sale) (December 31, 2025 – $34,373,381) and its accumulated deficit amounts to $105,399,977 (December 31, 2025 – $103,230,389). For the three months ended March 31, 2026, cash used in operating activities was $147,515 (2024 – $462,943 net cash provided in operating activities). The Company’s continuation as a going concern is dependent upon its ability to complete financing sufficient to meet current and future obligations, the successful results from its business activities, and its ability to operate profitably and generate funds. Although the Company raised capital in previous reporting periods, additional funding will be required to continue current operations and further advance its existing oil and gas assets in the upcoming 12 months. These factors indicate the existence of material uncertainty which raises substantial doubt about the Company’s ability to continue as a going concern.

6

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars)

(Unaudited)

2.	Basis of Presentation and Material Accounting Policies

(a)	Statement of Compliance

These unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of condensed interim financial statements, including International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), and the Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Accordingly, certain disclosures included in annual financial statements have been condensed or omitted and these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025.

(b)	Use of Estimates and Judgments

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed consolidated interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgments and estimates applied in the preparation of the Company’s condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2025.

(c)	Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries Park Place Energy Corp. (“PPE Corp.”), Park Place Energy Bermuda (“PPE Bermuda”), BG Exploration EOOD (“BG Exploration”), and PPE Turkey.

The Company’s oil and gas operations are conducted jointly with its joint venture partner (Note 6). The joint arrangement meets the definition of a joint operation under IFRS 11, “Joint Arrangements” (“IFRS 11”); therefore, the Company’s share of the assets, liabilities, revenues and expenses are recorded in the consolidated financial statements. All intercompany balances and transactions are eliminated on consolidation.

Name of the joint arrangement	Nature of the relationship with the joint arrangement	Principal place of operation of joint arrangement	Proportion of participating share
South Akcakoca Sub-Basin (“SASB”)	Operator	Turkey	49%
Cendere	Participant	Turkey	19.6%

(d)	Functional and Presentation Currency

The condensed consolidated interim financial statements are expressed in U.S. dollars. The functional currency of BG Exploration is the Bulgarian Lev. The functional currency of the Company’s Turkish operations is the Turkish Lira (“₺”). The functional currency of the Company’s Bermuda subsidiary is the United States dollar (“USD”), and the function currency of PPE Corp is the USD.

7

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars)

(Unaudited)

2.	Basis of Presentation and Material Accounting Policies (continued)

(e)	Basis of Measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain derivative liabilities, which are measured at fair value.

(f)	Hyperinflation

Due to various qualitative factors and developments with respect to the economic environment in Turkey, including but not limited to, the acceleration of multiple local inflation indices, the three-year cumulative inflation rate of the local Turkish wholesale price index exceeding 100% at the end of February 2022 and the significant devaluation of the Turkish Lira, Turkey has been designated a hyper-inflationary economy as of April 1, 2022 for accounting purposes.

Accordingly, IAS 29, Financial Reporting in Hyper-Inflationary Economies was adopted by the Company in its consolidated financial statements and applied to these consolidated financial statements in relation to PPE Turkey. The condensed consolidated interim financial statements are based on the historical cost approach in IAS 29.

The application of hyperinflation accounting requires restatement of PPE Turkey’s non-monetary assets and liabilities, equity and comprehensive income (loss) items from the original transaction date when they were first recognized into the current purchasing power which reflects a general price index current at the end of the reporting period. To measure the impact of inflation on its financial statements and results, the Company has elected to use the consumer price index (“CPI”) as published by the Turkish Statistical Institute “TURKSTAT”.

IAS 29 also requires the restatement of comparative periods for the effects of hyperinflation unless the comparatives were previously presented in a different presentation currency of a non-hyperinflationary economy. The condensed consolidated interim financial statements of the Company are presented in US dollars, a stable currency, and as a result the comparative amounts do not require restatement.

On April 1, 2022, the Company recognized an adjustment of $473,907 for the impact of hyperinflation within accumulated other comprehensive loss related to the non-monetary assets held by PPE Turkey, which have been restated from the historic date when they were first recognized to the beginning of the reporting period (the “Opening Hyperinflation Adjustment”). On initial adoption of IAS 29, there is an accounting policy choice to recognize the Opening Hyperinflation Adjustment directly to opening equity or to other comprehensive income and the Company has elected to recognize this amount directly to opening equity.

The value of the CPI at March 31, 2026, was 121 (December 31, 2025 - 110) and the movement in the CPI for the three months ended March 31, 2026 was 11 (2025 – 8), an increase of approximately 10% (2025 – 10%). During FY2026 Turkstat updated the basis year for their CPI calculation from 2003 to 2025, the CPI figures have been updated to represent this change. As a result, the Company recognized a net monetary gain of $5 for the three months ended March 31, 2026 (2025 – $Nil, updated for discontinued operations) to restate transactions into a measuring unit current as of each period end.

(g)	New Material Accounting Policies

The accounting policies applied in these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited financial statements for the year ended December 31, 2025 except for the following not previously disclosed:

8

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars)

(Unaudited)

2.	Basis of Presentation and Material Accounting Policies (continued)

Assets and liabilities held for sale and discontinued operations:

Assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met when the sale is highly probable, the asset is available for immediate sale in its present condition and the sale is expected to be completed within one year from the date of classification.

Assets and disposal groups are classified and presented as discontinued operations if the assets or disposal groups are disposed of or classified as held for sale and:

●	The assets or disposal groups are a major line of business or geographical area of operations;
●	The assets or disposal groups are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or,
●	The assets or disposal groups are a subsidiary acquired solely for the purpose of resale.

A component that is a separate major line of business or geographical area of operations and has been disposed of, closed, abandoned or terminated is also classified as a discontinued operation.

The assets or disposal groups that meet these criteria are measured at the lower of carrying amount and fair value less cost of disposal, with impairments recognized in the consolidated statements of income (loss) and comprehensive income (loss). An impairment loss is recognized for any initial or subsequent write-down of the asset or disposal group to fair value less cost to dispose. Non-current assets and liabilities held for sale are presented separately in current assets and liabilities within the consolidated statement of financial position. Assets held for sale are not depreciated, depleted or amortized. The comparative period consolidated statement of financial position is not re-presented.

The results of discontinued operations, net of tax, are shown separately in the consolidated statements of income (loss) and comprehensive income (loss) and comparative figures are re-presented.

3.	Assets and Liabilities Held for Sale and Discontinued Operations

In April 2026, the Company, through a subsidiary, entered into an agreement to sell all of the issued and outstanding shares of PPE Turkey, which holds the Company’s license interests in the SASB natural gas project and the Cendere oil field.

Under the terms of the agreement, the purchaser will assume the assets and liabilities associated with PPE Turkey. In connection with the transaction, the Company will retain a 7% gross overriding royalty on future production revenues from the underlying licenses. The royalty becomes payable once cumulative gross revenues from the licenses following closing exceed $7.5 million and may also be realized upon any future disposition of the licenses by the purchaser.

9

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars)

(Unaudited)

3.	Assets and Liabilities Held for Sale and Discontinued Operations (continued)

The following table summarizes the major line items for PPE Turkey that are included in loss (income) from discontinued operations, in the consolidated statements income (loss) and comprehensive income (loss):

	Three months ended
	March 31, 2026	March 31, 2025
	$	$
Revenue
Oil and gas revenue, net	609,245	938,936

Cost and expenses
Production	453,142	591,568
Depletion	4,647	99,497
Depreciation	7,638	13,767
Accretion of asset retirement obligation	68,465	64,806
Geological and geophysical expenses	–	27,321
General and administrative	370,899	365,556
Total expenses	904,791	1,162,515
Loss before other income (expenses)	(295,546)	(223,579)

Other income (expenses)
Finance cost	(192,818)	(100,398)
Foreign exchange gain (loss)	(679,518)	(1,002,967)
Gain on revaluation for assets held for sale	–	26,432
Gain (loss) on net monetary position	(89,017)	4,637,618
Change in estimate of asset retirement obligation	80,467	–
Total other income (expenses)	(880,886)	3,560,685
Deferred tax expense	–	(137,828)
Loss (income) from discontinued operations	(1,176,432)	3,199,278

The following table summarizes the carrying amounts of major classes of assets and liabilities of discontinued operations as at March 31, 2026:

March 31, 2026
$
Assets
Cash and cash equivalents	7,568
Amounts receivable	253,378
Long-term deposits	756,634
Prepaid expenses and deposits	66,089
Oil and gas properties, net	761,379
Property and equipment, net	409,667
Total assets held for sale	2,254,715

Liabilities
Loans payable	1,299,592
Accounts payable and accrued liabilities	17,201,657
Asset retirement obligation	6,399,466
Total liabilities held for sale	24,900,715

Total assets and liabilities held for sale, net	(22,646,000)

10

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars)

(Unaudited)

3.	Assets and Liabilities Held for Sale and Discontinued Operations (continued)

The following represents the cash flows from operating, investing and financing activities of discontinued operations for the three months ended March 31, 2026 and 2025.

	March 31, 2026	March 31, 2025
	$	$
Net cash provided by operating activities	249,431	66,732
Net cash used in investing activities	(25,654)	(237,776)
Net cash used in financing activities	-	(488,585)

4.	Amounts Receivable

	March 31, 2026	December 31, 2025
	$	$
Accounts receivable	–	711,984
GST receivable	33,003	20,610
Interest receivable	–	–
Other	5,055	5,159
	38,058	737,753

5.	Prepaid Expenses and Deposits

	March 31, 2026	December 31, 2025
	$	$
Exploration and production advances	–	39,924
Prepaid expenses	9,893	6,985
Close-Out Fund	–	756,634
	9,893	803,543

Prepaid expenses and deposits – Current	9,893	46,909
Long-term deposits	–	756,634

11

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars)

(Unaudited)

6.	Oil and Gas Properties

	SASB	Cendere	Total
	$	$	$
Cost
As at December 31, 2024	69,851,749	3,218,873	73,070,622
Additions	721,672	–	721,672
Sale of O&G assets	(38,273)	–	(38,273)
JV Contribution	(379,450)	–	(379,450)
Change in ARO estimate and additions	239,061	1,728	240,789
Currency translation adjustment	(12,361,503)	(567,487)	(12,928,990)
Impact of hyperinflation	17,841,448	819,360	18,660,808
As at December 31, 2025	75,874,704	3,472,474	79,347,178
Change in ARO estimate and additions	–	(376)	(376)
Currency translation adjustment	(2,620,526)	(119,924)	(2,740,450)
Impact of hyperinflation	7,352,625	336,499	7,689,124
Transfer to assets held for sale	(80,606,803)	(3,688,673)	(84,295,476)
As at March 31, 2026	–	–	–

Accumulated depletion and impairment
As at December 31, 2024	19,727,803	2,519,635	22,247,438
Depletion	105,227	34,323	139,550
Impairment	54,498,394	–	54,498,394
Currency translation adjustment	(3,476,986)	(444,076)	(3,921,062)
Impact of hyperinflation	5,020,266	641,189	5,661,455
As at December 31, 2025	75,874,704	2,751,071	78,625,775
Depletion	–	4,647	4,647
Currency translation adjustment	(2,620,526)	(95,016)	(2,715,542)
Impact of hyperinflation	7,352,625	266,592	7,619,217
Transfer to assets held for sale	(80,606,803)	(2,927,294)	(83,534,097)
As at March 31, 2026	–	–	–

Net book value
As at December 31, 2025	–	721,403	721,403
As at March 31, 2026	–	–	–

12

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars)

(Unaudited)

7.	Property and Equipment

	Right-of-use assets	Leasehold improvements	Other Equipment	Motor Vehicles	Furniture	Total
	$	$	$	$	$	$
Cost
As at December 31, 2024	194,642	246,028	435,035	439,832	92,814	1,408,351
Additions	–	12,401	–	–	275	12,676
Disposals	(228,480)	–	–	(516,297)	–	(744,777)
Currency translation adjustment	(4,298)	(39,411)	(76,814)	(35,462)	(13,606)	(169,591)
Impact of hyperinflation	50,920	55,746	110,910	111,927	19,344	348,847
As at December 31, 2025	12,784	274,764	469,131	–	98,827	855,506
Currency translation adjustment	–	(8,961)	(16,231)	–	(3,098)	(28,290)
Impact of hyperinflation	–	23,752	45,539	–	7,966	77,257
Transfer to assets held for sale	(12,784)	(261,191)	(498,439)	–	(87,333)	(859,747)
As at March 31, 2026	–	28,364	–	–	16,362	44,726

Accumulated depreciation
As at December 31, 2024	97,746	184,611	149,280	202,263	32,768	666,668
Depreciation	15,216	10,947	21,382	8,860	8,384	64,789
Disposals	(107,824)	-	-	(226,946)	-	(334,770)
Currency translation adjustment	(17,228)	(30,495)	(26,309)	(35,648)	(5,556)	(115,236)
Impact of hyperinflation	24,874	43,562	37,988	51,471	6,229	164,124
As at December 31, 2025	12,784	208,625	182,341	–	41,825	445,575
Depreciation	–	2,992	4,741	–	1,966	9,699
Currency translation adjustment	–	(7,079)	(6,298)	–	(1,103)	(14,480)
Impact of hyperinflation	–	18,472	17,670	–	3,049	39,191
Transfer to assets held for sale	(12,784)	(204,266)	(198,454)	–	(34,576)	(450,080)
As at March 31, 2026	–	18,744	–	–	11,161	29,905

Net Book Value
As at December 31, 2025	–	66,139	286,790	–	57,002	409,931
As at March 31, 2026	–	9,620	–	–	5,201	14,821

8.	Accounts Payable and Accrued Liabilities

	March 31, 2026	December 31, 2025
	$	$
Accounts payable	1,287,457	16,310,709
Accrued liabilities	482,418	2,371,047
Payroll, withholding and sales tax liabilities	80	110,726
	1,769,955	18,792,482

13

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars)

(Unaudited)

9.	Loans Payable

	March 31, 2026	December 31, 2025
	$	$
Unsecured, interest-bearing loan at 6% per annum[2]	34,357	34,415
Unsecured, interest-bearing loan at 1% per month[1]	3,541,298	3,461,250
Unsecured, interest-bearing loan at 12% per annum[3]	145,385	147,391
Unsecured, interest-bearing loan at a variable interest rate[4]	–	1,329,003
Total loans payable	3,721,040	4,972,059
Current portion of loans payable	(3,721,040)	(4,972,059)
Long-term portion of loans payable	–	–

The Company is in compliance with all debt covenants on loans payable, other than as noted below, and has not received any waivers from lenders:

(1)	On July 1, 2023, the Company entered into agreements with TR1 Master Fund to borrow $1,065,000 and $1,597,500. The loans were issued with a $65,000 and $97,500 discount, respectively, and bear an interest rate of 1% per month. The maturity date was December 31, 2023, and the Company is claiming that the principal of TR1 Master Fund agreed to extend the loans to December 31, 2024. In the event that the loan is repaid in full prior to the maturity date, the minimum interest payments on the loans are $40,000 and $60,000, respectively. If, during the period that any amount of the loan remains outstanding, the Company issues any equity, the Lender may demand repayment of all or part of the principal amount of the loan in an amount equal to the aggregate subscription price of the equity offering. Accrued interest in excess of the minimum interest payments of $31,950 and $47,925, respectively, were recorded during the three months ended March 31, 2026. The Company is currently in default on these loans, however, the Company has filed claims in connection with the ongoing receivership proceedings of the lender and related entities, and is seeking to offset any amounts outstanding against damages claimed by the Company (Note 21).

(2)	On July 20, 2023, the Company entered into a promissory note for CAD$300,000 (USD$228,023) with a company controlled by a related party. The promissory note bears an interest rate of 6% per annum. The principal plus all accrued unpaid interest is to be repaid on demand but no later than December 31, 2024, as a result the Company is currently in default on this loan. During the year ended December 31, 2025, CAD$8,000 (USD$5,536) of the principal balance was repaid and CAD$2,693 (USD$1,965) in interest was accrued. During the three months ended March 31, 2026, $Nil of the principal balance was repaid and CAD$688 (USD$494) in interest was accrued.

(3)	On December 27, 2024, the Company entered into a loan agreement with an officer of the Company for CAD$200,000 (USD$138,782). The loan bears interest at 12% per annum and is due on demand. As at December 31, 2025, the loan accrued interest of CAD$2,031 (USD$1,617). During the three months ended March 31, 2026, the loan accrued interest of CAD$499 (USD$358). The Company is not in default on this loan.

(4)	On July 17, 2025, PPE Turkey drew down ₺50,000,000 (or approximately USD$1,202,380) from their overdraft facility with Ziraat Bankasi. This balance bears interest at a variable rate based on the banks effective interest rate (approximately 31%) payable at the end of each quarter. As at and for the year ended December 31, 2025, the loan accrued interest expense of $164,588. During the three months ended March 31, 2026, the loan accrued interest of $173,797. The total amount payable of $1,299,592 was transferred to liabilities held for sale on March 31, 2026. The Company is not in default on this loan.

14

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars)

(Unaudited)

10.	Convertible debentures

On April 20, 2023, the Company entered into an agreement to issue 15,000 units of the Company (the “Units”) at a price of CAD$1,000 per unit, for gross proceeds of CAD$15,000,000 (USD$11,135,145). Each Unit will consist of CAD$1,000 (approximately USD$742) principal amount secured convertible debenture (“Debenture”) and 333 common share purchase warrants of the Company (the “Warrants”). Each Warrant will be exercisable for one common share of the Company at an exercise price of CAD$2.50 (approximately USD$1.86 at initial recognition) and shall have an expiry date of June 29, 2025.

The Debentures matured on April 30, 2025 (the “Maturity Date”) and accrued interest at the rate of 12% per annum, payable semi-annually. The Company had the ability to redeem the Debentures at any time between the dates of April 30, 2024 and April 30, 2025 at a redemption price of 105% of the principal amount plus any accrued interest. At the holders’ option, the Debentures may be converted into common shares of the Company at any time, up to the earlier of the Maturity Date and the redemption of the Debentures, at a conversion price of CAD$3.00 (approximately USD$2.23 at initial recognition) per common share.

The convertible debentures were determined to be a financial instrument comprising a host debt component, a conversion feature classified as equity, and freestanding warrants classified as equity. The warrants and conversion features were determined to be equity components because the exercise prices are denominated in the functional currency of the Company. Thus, these components meet the criterion of an equity instrument.

During the year ended December 31, 2024, CAD$1,000 (USD$736) in convertible debentures were converted into 333 common shares at a conversion price of CAD$3.00 (USD$2.21).

During the year ended December 31, 2025, the Company signed a second and third supplemental debenture indenture with the debenture holders to make the following modifications to the original debenture:

Second Supplemental Debenture

●	The semi-annual interest due as at April 30, 2025 will be payable in either cash or common shares of the Company;
●	The convertible debentures’ maturity date was extended from April 30, 2025 to July 31, 2025; and
●	The debenture holders received an extension fee in the aggregate amount of CAD$85,000 payable in common shares as compensation for the above modifications.

Third Supplemental Debenture

●	The convertible debentures’ maturity date was extended from July 31, 2025 to October 31, 2025.

These modifications were accounted for as an adjustment to the existing liability as the discounted present value of the cash-flows under the new terms did not exceed the quantitative threshold to be considered a substantial modification.

Fourth Supplemental Indenture

On March 20, 2026, the Company entered into a fourth supplemental debenture indenture (the “Fourth Supplemental Indenture”) related to the Company’s unsecured convertible debentures issued on April 20, 2023, bearing interest at 12% per annum.

15

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars)

(Unaudited)

10.	Convertible debentures (continued)

The total amount owing under the convertible debentures will be comprised of the principal of CAD15.0 million and accrued interest to March 20, 2026 (the “Amount Due”). Pursuant to the Fourth Supplemental Indenture, and conditional upon the Company completing an equity financing of not less than CAD10.0 million on or before September 30, 2026, the following settlement terms will apply:

(1)	approximately CAD11.0 million of the Amount Due will be converted into common shares of the Company at the same price as the equity financing; and,
(2)	the remaining balance including accrued interest will be forgiven by the debenture holders.

If the Company does not complete the required financing by September 30, 2026, the Fourth Supplemental Indenture will terminate and the full Amount Due will remain payable in accordance with the original terms of the debentures.

A continuity schedule of the Company’s convertible debt is as follows:

Balance as at December 31, 2024	$10,364,993
Repayment through the issuance of shares	(649,851)
Extension fee	(61,379)
Gain on modification	(503,624)
Accretion	858,838
Interest	1,288,067
Currency translation adjustment	526,771
Balance as at December 31, 2025	$11,823,815
Interest	317,606
Currency translation adjustment	(188,636)
Balance as at March 31, 2026	$11,952,785
Current	$11,952,785
Long-term	$–

11.	Asset Retirement Obligation

The following is a continuity of asset retirement obligations:

	March 31, 2026	December 31, 2025
	$	$
Beginning balance	6,412,057	5,895,209
Accretion expense	68,465	269,386
Impact of hyperinflation	–	(133,603)
Currency translation adjustment	1,210	140,276
Change in estimate	(82,266)	240,789
Transfer to liabilities held for sale	(6,399,466)	–
Ending balance	–	6,412,057

The Company’s asset retirement obligations (“ARO”) result from its interest in oil and gas assets including well sites. The total ARO is estimated based on the Company’s net ownership interest in all sites, estimated costs to reclaim and abandon these wells and the estimated timing of the costs to be included in future years. The Company estimated the total undiscounted amount required to settle the ARO as at March 31, 2026 is $8 million (December 31, 2025 – $8 million). The ARO is calculated using an inflation rate of 2.5% (December 31, 2025 – 2.5%) and discounted using a risk-free rate of 4.58% (December 31, 2025 – 4.49%) between 10 and 20 years.

16

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars)

(Unaudited)

11.	Asset Retirement Obligation (continued)

During 2023, the Company and TPAO agreed to establish a close out-fund (the “Close-Out Fund”) in a US dollar bank account. The amounts accumulated in the Close-Out Fund will not be used for any purpose other than to cover the cost of close-out of the SASB project. The US dollar bank account is held by TPAO. Starting with the July 2023 natural gas revenue, each party agreed to transfer 10% of its revenue into the Close-Out Fund on a monthly basis, until an amount agreed to by both parties is attained. The Company accounted for its share in the Close-Out Fund as a long-term deposit. As at March 31, 2026, the Company share of the Close-Out Fund amounted to $756,634 (December 31, 2024 – $756,634). During the three months ended March 31, 2026 the $756,634 deposit was reclassified to assets held for sale (Note 3).

During the three months ended March 31, 2026 the ARO liability was reclassified to liabilities held for sale (Note 3).

12.	Common Stock

The Company has an unlimited number of common shares authorized with no par value. As at March 31, 2026, 41,624,407 common shares were issued and outstanding (December 31, 2025 – 41,624,407).

For the three months ended March 31, 2026

During the three months ended March 31, 2026 there were no share issuances.

For the three months ended March 31, 2025

During the three months ended March 31, 2025, the Company issued 351,416 shares with a fair value of $50,811 to settle debt of $56,316 and recognized a gain on the settlement of $5,505.

During the three months ended March 31, 2025, the Company issued 351,883 shares valued at $61,385 for services rendered.

13.	Stock Options

The Board of Directors adopted the Trillion Energy International Inc. 2022 Long-Term Incentive Equity Plan (the “2022 Plan”) effective as of December 1, 2022. The 2022 Plan permits grants of stock options and restricted stock awards and other stock-based awards.

Under the 2022 Plan, the maximum number of shares of authorized stock that may be delivered is 10% of the total number of shares of common stock issued and outstanding of the Company as determined on the applicable date of grant of an award under the 2022 Plan. Under the 2022 Plan, the exercise price of each option shall be determined by the Board of Directors, subject to any applicable Exchange approval or rules, at the time any option or other stock-based award is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange. The vesting schedule for each option or other stock-based award shall be specified by the Board of Directors at the time of grant, subject to any applicable Exchange approval or rules.

A continuity of the Company’s outstanding stock options for the three months ended March 31, 2026 and the year ended December 31, 2025 is presented below:

17

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars)

(Unaudited)

13.	Stock Options (continued)

	Number of options	Weighted average exercise price (CAD)
		$
Outstanding and Exercisable, December 31, 2024	2,402,800	1.05
Expired	(62,800)	8.61
Cancelled	(40,000)	1.00
Outstanding and Exercisable, December 31, 2025 and March 31, 2026	2,300,000	0.85

At March 31, 2026 the Company had the following outstanding stock options:

Outstanding	Exercise Price	Expiry Date	Vested
10,000	9.50 CAD	June 6, 2026	10,000
40,000	1.50 CAD	January 2, 2027	40,000
50,000	1.00 CAD	February 15, 2027	50,000
100,000	1.25 CAD	February 28, 2027	100,000
490,000	1.00 CAD	March 8, 2027	490,000
1,610,000	0.70 CAD	August 12, 2029	1,610,000
2,300,000			2,300,000

As at March 31, 2026, the weighted average remaining contractual life of outstanding stock options is 2.63 years (December 31, 2025 – 2.84 years).

14.	Warrants

A continuity of the Company’s outstanding share purchase warrants for the three months ended March 31, 2026 and the year ended December 31, 2025 is presented below:

	Number of warrants	Weighted average exercise price (CAD)
		$
Outstanding, December 31, 2024	10,003,454	3.93
Expired	(3,046,340)	10.89
Outstanding, December 31, 2025 and March 31, 2026	6,957,114	0.89

18

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars)

(Unaudited)

14.	Warrants

At March 31, 2026, the Company had the following outstanding share purchase warrants:

Outstanding	Exercise Price	Expiry Date
2,646,475	0.90 CAD	(1)May 28, 2026
104,073	0.45 CAD	May 28, 2026
1,228,445	0.90 CAD	(1)May 31, 2026
72,450	0.45 CAD	May 31, 2026
306,496	0.90 CAD	(1)June 10, 2026
7,819	0.45 CAD	June 10, 2026
452,556	0.90 CAD	(1)June 19, 2026
12,180	0.45 CAD	June 19, 2026
1,694,520	0.90 CAD	June 28, 2026
400,000	0.90 CAD	July 3, 2026
30,000	0.90 CAD	July 5, 2026
2,100	0.45 CAD	July 5, 2026
6,957,114

As at March 31, 2026, the weighted average remaining contractual life of outstanding warrants is 0.19 years (December 31, 2025 – 0.44 years).

(1) On May 21, 2026, the Company extended the expiry date by one year from the original expiry date stated in the table above (Note 22).

15.	Restricted Stock Units

During the three months ended March 31, 2026 and 2025, the Company granted RSUs as follows:

●	On January 1, 2026, the Company granted 67,200 RSU’s which vest quarterly beginning January 1, 2026.
●	On January 1, 2025, the Company granted 67,200 RSU’s which vest quarterly beginning January 1, 2025.

For the three months ended March 31, 2026, the Company recognized $3,438 (2025 – $Nil) in stock-based compensation expense for RSUs granted and vested.

	Number of unvested restricted stock units	Weighted average fair value per award
		$
Balance, December 31, 2024	207,700	0.15
Granted	67,200	0.09
Balance, December 31, 2025	274,900	0.14
Granted	67,200	0.10
Balance, March 31, 2026	342,100	0.13

As at March 31, 2026, the Company had 342,100 RSU’s (December 31, 2025 – 274,900) outstanding.

19

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars)

(Unaudited)

16.	Related Party Transactions

At March 31, 2026, accounts payable and accrued liabilities included $1,267,759 (December 31, 2025 – $1,121,180) due to related parties. The amounts are unsecured, non-interest bearing and due on demand.

During the three months ended March 31, 2026, management fees and salaries of $170,508 (2025 – $88,431), director fees of $21,600 (2025 – $30,600), consulting fees of $201,977 (2025 – $63,060), and stock-based compensation of $3,438 (2025 – $4,034) were incurred to related parties.

During the three months ended March 31, 2026, the Company issued Nil shares (2025 – 43,200) to directors for services performed.

During the three months ended March 31, 2026, the Company issued Nil shares (2025 – 198,682) to officers for services performed.

As at March 31, 2026, loans payable included CAD$248,877 (USD$179,742) (December 31, 2025 – CAD$248,189 (USD$181,806)) due to related parties. The loans payable are unsecured, bears interest ranging from 6% - 12% per annum and have maturity dates ranging from December 31, 2024 to December 27, 2026.

As at March 31, 2026, $30,000 (December 31, 2025 – $24,000) in shares were owed to an officer of the Company.

17.	General and Administrative

	For the three months ended
	March 31, 2026	March 31, 2025
	$	$
Salaries and compensation	413,864	236,736
Professional fees	84,425	67,450
Investor relations	2,455	3,315
Office	21,104	29,472
Advertising	8,961	32,080
Filing and transfer fees	11,487	8,285
Travel	–	21,429
Bank charges and other	1,015	810
	543,311	399,577

20

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars)

(Unaudited)

18.	Segmented Information

During the three months ended March 31, 2026 and 2025, the Company’s operations were in the resource industry in Turkey with head offices in Canada and a satellite office in Sofia, Bulgaria.

	Canada	Turkey	Bulgaria	Total
	$	$	$	$
Three months ended March 31, 2026
Finance cost	(404,304)	–	–	(404,304)
Depreciation	(2,061)	–	–	(2,061)
Stock-based compensation	(3,438)	–	–	(3,438)
Gain on net monetary position	–	5	–	5
Net loss from discontinued operations	–	(1,176,432)	–	(1,176,432)
Net income (loss) from continuing operations	(993,225)	69	–	(993,156)
As at March 31, 2026
Non-current assets	14,821	–	–	14,821

	Canada	Turkey	Bulgaria	Total
	$	$	$	$
Three months ended March 31, 2025
Finance cost	(611,105)	–	–	(611,105)
Depreciation	(1,969)	–	–	(1,969)
Gain on debt settlement	5,505	–	–	5,505
Net income from discontinued operations	–	3,199,278	–	3,199,278
Net loss from continuing operations	(1,003,596)	–	–	(1,003,596)
As at December 31, 2025
Non-current assets	17,125	1,870,843	–	1,887,968

19.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to support its business plan, as well as to ensure that the Company is able to meet its financial obligations as they become due. The Company considers its capital for this purpose to be its stockholders’ equity. As at March 31, 2026, the Company is in a stockholders’ deficiency position of $39,786,270 (December 31, 2025 – stockholders’ deficiency position of $38,897,470).

The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in business environment. To maintain or adjust the capital structure, the Company may issue new shares through private placement, incur debt or return capital to members.

The Company is dependent upon external financings to fund activities. In order to carry future projects and pay administrative costs, the Company will utilize its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements.

21

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars)

(Unaudited)

20.	Financial Instruments and Risk Management

The Company is exposed, through its operations, to the following financial risks:

a)	Market risk
b)	Credit risk
c)	Liquidity risk

The Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies, and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these condensed consolidated interim financial statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, polices and processes for managing those risks or the methods used to measure them from previous reported periods unless otherwise stated in the note. The overall objective of management is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)	Market risk

Market risk is the risk of loss that may arise from changes in market factors such as foreign currency exchange, interest rates and equity price risk.

Foreign currency risk:

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company and its subsidiaries are exposed to currency risk as it has transactions denominated in currencies that are different from their functional currencies. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

As at March 31, 2026 and December 31, 2025, significant foreign exchange currency exposure on its financial instruments, expressed in USD was as follows:

	March 31, 2026	December 31, 2025
	$	$
Cash and cash equivalents	126,794	396,859
Accounts receivable	–	21,558
Accounts payable	(704,311)	(5,211,836)
Loans payable	(3,541,125)	(3,461,250)
Total	(4,118,642)	(8,254,669)

If the CAD strengthened or weakened against the USD by 10% the exchange rate fluctuation would impact net loss from continuing operations by $414,947, at March 31, 2026. If the Turkish Lira strengthened or weakened against the USD by 10% the exchange rate fluctuation would impact net loss from continuing operations by $3,083, at March 31, 2026.

22

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars)

(Unaudited)

20.	Financial Instruments and Risk Management (continued)

Interest rate risk:

Interest rate risk is the risk that future cash flows will fluctuate because of changes in market interest rates. The interest earned on cash is insignificant and the Company does not rely on interest income to fund its operations. The Company is exposed to interest rate risk through the variable interest debt facility it holds through its subsidiary PPE Turkey. A sustained increase or decrease in the variable interest rate by 5% would result in an increase or decrease in net loss from discontinued operations of approximately $56,202 per year based on the principal balance outstanding as at March 31, 2026.

Other price risk:

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company does not hold equity investments in other entities and therefore is not exposed to a significant risk.

b)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents and amounts receivable which consists primarily of trade receivables and notes and amounts receivable for equity issued. The Company limits its exposure to credit loss on cash and cash equivalents by placing its cash with a high-quality financial institution. Exposure to credit loss notes and amounts receivable for equity issued is limited by entering into these types of transactions with related parties and entities that are well known to the Company.

The Company only has two customers. The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers. One of the customers is the largest oil refinery in Turkey. The other customer provides letters of credit to be used by the Company in the event of default. As at March 31, 2026, all of the Company’s trade receivables are current (< 30 days outstanding).

The Company’s maximum credit exposure is $245,793 (December 31, 2025 – $1,147,456).

c)	Liquidity risk

Liquidity risk arises from the Company’s general and capital financing needs. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities, when feasible. The Company anticipates increases in revenue in future periods resulting from the completion of an additional well subsequent to the period end. Historically, the Company’s sources of funding has been through equity and debt financings. The Company’s access to financing is uncertain. There can be no assurance of continued access to significant debt or equity funding.

The table below summarizes the maturity profile of the Company’s contractual cashflows.

As at March 31, 2026	Less than 1 year	1 – 2 years	Later than 2 years	Total
Accounts payable and accrued liabilities	1,769,955	–	–	1,769,955
Loans payable	3,721,040	–	–	3,721,040
Convertible debt	11,952,785	–	–	11,952,785
Total liabilities	17,443,780	–	–	17,443,780

20.	Financial Instruments and Risk Management (continued)

As at December 31, 2025	Less than 1 year	1 – 2 years	Later than 2 years	Total
Accounts payable and accrued liabilities	18,792,482	–	–	18,792,482
Loans payable	4,972,059	–	–	4,972,059
Convertible debt	11,823,815	–	–	11,823,815
Total liabilities	35,588,356	–	–	35,588,356

23

21. Commitments and Contingencies

TR1 Master Fund loans

The Company has filed claims in connection with ongoing receivership proceedings against certain Traynor Ridge Capital entities (Note 9), alleging that improper and unlawful trading activities in the Company’s securities caused a significant decline in its share price and resulted in substantial financial losses, including impairment of a planned equity financing. The Company is seeking damages of up to $25 million per respondent on a joint and several basis. A threshold hearing is scheduled to determine whether the claims disclose a valid cause of action. At this stage, the outcome of the proceedings is uncertain, and no amounts have been recognized in the consolidated financial statements. The Company is seeking to offset any amounts outstanding under the TR1 Master Fund loans (Note 9) against damages claimed by the Company.

Close-out Fund

The Company’s subsidiary PPE Turkey, committed to contribute to the Close-Out Fund (Note 11) where it has deposited 10% of natural gas revenue from the SASB project into the Close-Out Fund until an amount agreed to by both parties is attained. PPE Turkey did not meet its commitment since the beginning of 2025 and as a result its contribution to the Close-Out Fund is short by approximately $33,000. PPE Turkey was disposed of in April 2026 (Note 3).

Arbitration

The Company through its’ subsidiary PPE Turkey has advanced arbitration against an offshore drilling rig contractor for $20.3 million for gross negligent and breach of contact involving health and safety issues during the prior year drilling program resulting in loss and damages to Company (the “Trillion Losses”). Liability is not admitted, the litigation is at the inception, and thus, legal counsel has advised that it is too soon to predict the outcome or the quantum of damages that will be assessed. In accordance with guidance for contingent assets and liabilities, no provision for any potential recovery of the Trillion Losses will be made until recovery is virtually certain. If the Company’s claim is successful, the award will exceed the amount, if any, that is payable to the drilling contractor in its claim.

The Company’s subsidiary PPE Turkey is defending an action brought by the same drilling contractor in Europe to which it has advanced an arbitration claim, for drilling services seeking $3 million. This amount has fully been recorded in accounts payable in accordance with guidance as there is significant uncertainty as to the outcome of the arbitration. PPE Turkey was disposed of in April 2026 (Note 3) and the amount is reflected as part of liabilities held for sale as at March 31, 2026.

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TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in U.S. dollars)

(Unaudited)

21.	Commitments and Contingencies (continued)

Third party liability claim

As at December 31, 2024, the Company included in accounts payable and accrued liabilities a potential liability for an invoice in the amount of $144,247, issued to a 3rd party with whom the Company previously had a farm-in arrangement. The vendor is claiming that the Company is liable given the previous relationship. As at December 31, 2025, the Company included in accounts payable and accrued liabilities an additional $1,880,855 related to additional claims for invoices issued to the 3rd party. The claims and related accruals were held within PPE Turkey that was disposed of in April 2026 (Note 3) and the amounts are reflected as part of liabilities held for sale as at March 31, 2026. The Company disputes the asserted claims, and the ultimate resolution of these matters remains uncertain.

Dispute with former employees

The Company has filed claims against, and has received counter claims from former employees of PPE Turkey which was disposed of in April 2026 (Note 3). Management believes the claims against the Company are without merit. Accordingly, no provision has been recognized as at year end. The ultimate outcome of the proceedings cannot presently be determined.

22.	Subsequent events

Sale of PPE Turkey

In April 2026, the Company, through a subsidiary, entered into an agreement to sell all of the issued and outstanding shares of PPE Turkey, which holds the Company’s license interests in the SASB natural gas project and the Cendere oil field.

Under the terms of the agreement, the purchaser will assume the assets and liabilities associated with PPE Turkey. In connection with the transaction, the Company will retain a 7% gross overriding royalty on future production revenues from the underlying licenses. The royalty becomes payable once cumulative gross revenues from the licenses following closing exceed $7.5 million and may also be realized upon any future disposition of the licenses by the purchaser.

Unit issuance

Subsequent to year end, the Company issued 2,000,000 units for gross proceeds of CAD300,000. Each unit consists of one common share in the capital of the Company and one half of one common share purchase warrant. Each whole warrant is exercisable at CAD0.25 and shall be exercisable for a period of one (1) year from the date of issue.

Warrant expiration date extension

On May 21, 2026, the Company extended the expiry date of an aggregate of 4,633,965 outstanding common share purchase warrants originally issued in connection with a non-brokered private placement completed in tranches between May and June 2024. The extension is for one additional year from the original expiry date. The exercise price of CAD0.90 per share remains unchanged.

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